MEMORANDUM OF TERMS

FOR THE PRIVATE PLACEMENT OF SECURITIES OF

STRIVE TECH INC.

THIS TERM SHEET SUMMARIZES THE PRINCIPAL TERMS OF THE PROPOSED FINANCING OF STRIVE TECH INC. (THE "COMPANY"). THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY. THERE IS NO OBLIGATION ON THE PART OF ANY NEGOTIATING PARTY UNTIL A DEFINITIVE NOTE PURCHASE AGREEMENT IS SIGNED BY ALL PARTIES. THIS TERM SHEET IS SUBJECT TO THE SATISFACTORY COMPLETION OF DUE DILIGENCE. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

Amount to be Raised: Up to $107,000, or such additional amount determined by the Company in its sole discretion.

Type of Security: Convertible Promissory Notes (the "Notes").

Interest Rate: 6% per annum.

Initial Closing Amount: No minimum initial closing amount. Subsequent closings permitted for 180 days after the initial closing.

Maturity: Unless converted as set forth below, principal and accrued interest shall be due upon demand of the Holder any time on or after April 30, 2019 (the "Maturity Date"). The notes may not be prepaid prior to the Maturity Date without the consent of at least a majority in interest of the holders.

Next Equity Conversion: Principal and accrued interest shall be converted on or before the Maturity Date into equity securities issued in the Company's next equity financing in an aggregate amount of at least $2,000,000 (excluding conversion of the Notes) (the "Next Equity Financing").

The conversion price of the Notes will be equal to 80% of the price per share paid by other investors for a majority of shares of equity securities issued in the Next Equity Financing. In the event the Note Conversion Price exceeds the quotient obtained by dividing (x) $5,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors, each Note shall automatically be converted into such number of shares of equity securities issued in the Next Equity Financing determined by dividing the outstanding principal and accrued interest of each Note by the price per share at which the majority of shares of equity securities issued in the Next Equity Financing are sold, and the holder of each Note shall also be issued at par value that number of shares of Common Stock necessary so that the average purchase price per share of such Common Stock together with the shares of equity securities issued in the Next Equity Financing issued upon conversion of each Note is equal to the price per share determined by dividing (x) $5,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors.

Change of Control:

In the event of a change of control prior to repayment in full of the Notes, immediately prior to such change of control, the outstanding principal and accrued interest on each Note shall, on the election of the holders of a majority in interest of the Notes, (i) become immediately due and payable or (ii) convert into shares of the Company's Common Stock at a price per share equal to the quotient obtained by dividing (x) $5,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors.

Upon a change of control, each Note holder's right to receive the change of control payment above is contingent on such Note holder's participating with the Company's members or stockholders (as applicable), pro rata based on the proceeds received in the transaction, in any escrow and indemnification provisions applicable to the transaction.

Subordination:

The Notes will be subordinate in right of payment to all current and future indebtedness to banks and other financial institutions.

Expenses:

Each party will pay their own fees and expenses in connection with the transactions contemplated by this term sheet.

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